PEAK FINTECH GROUP INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Peak Fintech Group Inc., on a consolidated basis, for the three and six-month periods ended June 30, 2021 (Fiscal 2021) and June 30, 2020 (Fiscal 2020).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Peak", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Peak Fintech Group Inc. and its subsidiaries on a consolidated basis. This MD&A is dated August 26, 2021 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2020. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the unaudited Consolidated Financial Statements for the three and six-month ended June 30, 2021, and June 30, 2020, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Consolidated Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors as at of August 26, 2021.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

PEAK FINTECH
GROUP
(CSE: PKK)
100%
Asia Synergy Ltd.
(Hong Kong)
100%
100%
Asia Synergy
Holdings Ltd.
(Shanghai)
Wuxi Aorong Ltd.
(Wuxi)
100%
100%
51%
Asia Synergy Data
Solutions Ltd.
"ASDS"
(Shanghai)
Asia Synergy
Technologies Ltd.
"AST"
(Shanghai)
Asia Synergy
Financial Capital Ltd.
"ASFC"
(Wuxi)
100%
51%
100%
100%
100%
Asia Synergy Credit
Solutions Ltd.
"ASCS"
(Wuxi)
Asia Synergy Supply
Chain Ltd.
"ASSC"
(Jiangyin)
Xinxiang
Technologies Ltd.
"ASSI"
(Beijing)
Asia Synergy Supply-
chain Technologies Ltd.
"ASST"
(Wuxi)
Zhejiang Xinjiupin
Clean Tech – Oil & Gas
Management Co.
"AJP"
(Zhoushan)

Business Overview

Peak (CSE: PKK) (OTCQB: PKKFF), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem.

Operating Highlights for the Quarter

The second quarter of 2021 will always be remembered as the quarter in which the Company generated its first ever profit. After a number of business development initiatives in the fourth quarter of 2020 and posting strong results in Q1 2021, the Company's management had predicted that Peak would begin to show profits in the third quarter of 2021. However, better than expected results in Q2 brought the Company's first profits a little sooner than expected, thanks in large part to the popularity of Peak's retailer and distributor financing programs, the Business Hub's ability to leverage the China UnionPay network to provide fund transfer and payment processing services, and the Gold River platform's increasing impact on helping reduce the costs related to providing the Company's supply chain services.

Peak Fintech Group Inc. - MD&A, June 30, 2021 Page 2 of 17

Peak generated almost $296K in net income on sales of approximately $30.5M in the quarter, which is more than four time the amount of revenue it generated in the second quarter of 2020. The Company continued to show remarkable growth by focussing its attention on the downstream part of the supply-chain in China, working more and more with wholesale distributors and their retail clients, and by paying close attention to the needs of its ecosystem members, developing new services, modules and features to address their specific needs. This is what led to the creation of the distributor and retailer financing programs that helped Peak more than double its Q1 revenue in the second quarter. Packaged foods distributor Beijing Jingying Corporate Management Ltd. was particularly active during the quarter, as were most distributors with ties to JD.com. In fact, Peak worked with JD.com retailers and suppliers for almost two months during the quarter leading up to this year's 618 Shopping Festival ("618") to get them familiar with the Company's financing programs and help provide them with the cash flow flexibility they would need to get the most out of the event. This proved to be a worthwhile investment for Peak as the Company helped JD.com retailers and suppliers finance 789 transactions worth a combined 1.05B RMB (approximately CAD$200M) during 618.

Linking the Business Hub to the UnionPay network also played a role in helping the Company reach profitability sooner than expected. Peak's ability to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its ecosystem saw the Company process more than 1,200 fund transfer and payment settlement transactions for an approximate amount of CAD$300,000,000 in the month of June alone. The flurry of activity on the UnionPay network in Peak's first full month of providing the services caught the attention of both Union Pay and its wholly owned subsidiary Rongbang Technology Ltd. ("Rongbang"), to the point where Rongbang actively began referring clients to the Business Hub during the quarter.

The Company's profitability, or its level of profitability, going forward will not only depend on the growth of its revenue, but also on its ability to manage expenses. As it's still considered to be in an early accelerated growth phase, Peak believes that it's going to be more important to focus on growth and market share rather than profitability in the near term. However, the Company's plan does call for a gradual decrease in the costs of providing its supply-chain services. Thanks to more supply-chain services being facilitated through the Company's Gold River platform as opposed to being outsourced to a third-party, the cost of providing the Company's supply-chain bundle services relative to the revenue generated by the services went down by 2.2% from Q1 to Q2, which was also a major factor in pushing Peak into positive net income territory for the quarter.

By continuously paying attention to the needs of its existing and potential clients, Peak was able to identify growth opportunities for the Business Hub during the quarter in various industries, including the steel industry, the insurance industry, the oil and gas industry and in the clean tech sector. Peak consulted with various experts in those industries to help determine the right approach to take to have its Business Hub become a business facilitator for participants in those industries. This led to the development of modules to be added to the Hub, discussions for potential acquisitions, the opening of new offices in Beijing and Guangzhou, and the creation of two new subsidiaries that would allow the Company to begin servicing those industries.

Business plan and outlook for 2021

The closing of Peak's $52M short form prospectus financing (the "Canadian Financing") shortly following the end of the second quarter put all the Company's objectives for the balance of 2021, including its planned expansion to North America, well within reach. Peak will continue to focus on the growth of its Chinese operations in 2021 as demand for its services continues to surge. By the end of Q2, the Business Hub was being marketed as a one-stop-shop to conduct business, buy on credit and get paid almost instantly, which is proving to be an attractive value proposition for a large number of SMEs in China. The Company's partnership with e-commerce software provider ShopEx, its relationships with national product distributors such as BJM, and discussions for an official marketing and client referral agreement with China UnionPay subsidiary Rongbang Technology Ltd., should combine to allow Peak to reach the milestone of having 100,000 businesses on the Business Hub by the end of the third quarter of 2021, which would still representing less than 1% of the addressable market of over 115M SMEs in China.

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The expansion of the Company's Chinese operations in 2021 will also include exploring opportunities in the steel, petroleum, insurance and clean tech industries. While Gold River's versatility allows it to be the gateway to the Business Hub for most supply-chain transactions related to consumer goods, it's however not suited to cater to the needs of those industries. Peak plans to position its Business Hub as a transaction facilitator in those industries by bringing them its analytics and AI based financing and logistics services to create more business opportunities and better business efficiency for industry participants. The Company began to take measures to allow participants in those industries to take full advantage of what the Hub has to offer with the launch of a steel trading platform in early August 2021. A petroleum-based product trading platform is also expected to be launched prior to the end of the third quarter of 2021, while opportunities in the insurance and clean tech sectors may be addressed through acquisitions and/or partnerships.

With the capital raised from the Canadian Financing and its agreement to acquire analytics and AI company Cubeler Inc. ("Cubeler"), which owns the worldwide commercial rights to the software at the core of the Company's Business Hub, Peak is now also able to formulate its North American expansion strategy. The North American expansion, which is expected to begin with operations in Canada later this year, should create new revenue streams with more direct links to the data gathered throughout the ecosystem for Peak. The acquisition of Cubeler is expected to close by the end of the third quarter of 2021, following which Peak plans to issue updated financial guidance to account for revenue which would be expected to be generated in North America.

Shortly following the launch of the Canadian Business Hub, the Company plans to link the Canadian Hub to the Chinese Hub to help create networking and business opportunities among members of what will then be considered the first two regions of Peak's global Business Hub. But even before that happens, the Company already began to receive requests from members of its Chinese Business Hub for certain Canadian consumer goods, such as natural spring water, that according to Chinese retail experts, could be good sellers in China. Peak will therefore look to initiate a pilot project to help a Canadian business sell in China through the Business Hub prior to end of 2021.

On the heels of the closing of the Canadian Financing and the imminent listing of its common shares on the NASDAQ stock exchange, the Company is contemplating raising additional capital through another short form prospectus offering marketed primarily to US institutional investors (the "US Financing") to help fund the growth and global expansion of its operations. Based on discussions with The Benchmark company, which Peak engaged as agent for the potential US Financing, and a number of US investment banking firms, the level of interest shown in the potential US Financing is such that it would allow the Company to raise at least as much capital from the US Financing than it did from the Canadian Financing. As of the date of this MD&A Peak was working with a Canadian and US investment banking syndicate, headed by The Benchmark Company, to put in place a short form base shelf prospectus for the potential US Financing. The additional capital raised could help fuel potential acquisitions and accelerate the Company's entry into other markets with potential Business Hubs in the US, the UK, France and Brazil by the end of 2023.

Peak Fintech Group Inc. - MD&A, June 30, 2021 Page 4 of 17

Selected Quarterly Information

	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	Three months	Three months	Six months	Six months
Revenues	$30,649,179	$7,263,504	$44,888,955	$11,212,899
Expenses before finance costs, tax, depreciation and amortization	$29,411,980	$7,087,391	$43,530,018	$11,218,117
EBITDA (1)	$1,237,199	$176,113	$1,358,937	($5,218)
Reversal of impairment loss	(193,717)		(193,717)	-
Expiration of deferred finance cost	-	-	-	$353,377
Adjusted EBITDA (2)	$1,043,482	$176,113	$1,165,220	$348,159
Finance costs, income tax, depreciation and amortization	$941,128	$715,016	$1,258,851	$1,692,757
Net profit (loss)	$296,071	($538,903)	($93,631)	($1,344,598)
Net (loss) profit attributable to:
Non-controlling interest	$315,631	$177,983	$691,559	$265,064
Owners of the parent	($19,560)	($716,886)	($785,190)	($1,609,662)
Basic and diluted loss per share	$0.000	($0.010)	($0.006)	($0.022)

(1)  EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 17 of the Unaudited Consolidated Financial Statements for the three and six-month periods ended June 30, 2021, income tax, depreciation of property and equipment and amortization of intangible assets and financing of initial costs.

(2)  Adjusted EBITDA equals EBITDA as described above adjusted for reversal of impairment of intangible assets and expiration of deferred finance cost for the period.

Reconciliation of Adjusted EBITDA to net loss	Three-month periods ended		Six-month periods ended
	June 30, 2021	June 30, 2020	June 30,2021	June 30, 2020
Net profit (loss) for the period	$296,071	($538,903)	($93,631)	($1,344,598)
Add:
Income tax	$661,806	$223,763	$963,783	$377,900
Finance costs	$50,935	$260,401	$95,768	$520,352
Depreciation and amortization	$228,387	$230,852	$393,017	$441,128
EBITDA	$1,237,199	$176,113	$1,358,937	($5,218)
Add (less):
Reversal of impairment loss	$(193,717)	-	$(193,717)	-
Expiration of deferred finance cost	-	-	-	$353,377
Adjusted EBITDA	$1,043,482	$176,113	$1,165,220	$348,159

Peak Fintech Group Inc. - MD&A, June 30, 2021 Page 5 of 17

	June 30, 2021	June 30, 2020
Total assets	$70,549,430	$33,611,556
Total Liabilities	30,995,451	$12,247,283
Long-term liabilities	$466,089	$318,699
Total Equity	$39,087,890	$21,364,273
To Non-controlling interest	$12,385,116	$10,875,734
To Owners of parent	$26,702,774	$10,488,539

Results of Operations

Revenue for the three months ended June 30, 2021

The Company generated $30,649,179 in revenue during the three-month period ended June 30, 2021, compared to $7,263,504 for the same period in 2020. The year-over-year increase in revenue is consistent with the path of the increasing demand for the Company's services observed over the past three years, particularly the demand for the Company's supply-chain services, where the Company provides material suppliers, factories, product distributors and retailers an all-encompassing service offering that includes product sourcing, financing and logistics. Those services once again led all segments, accounting for over 90% of Peak's revenue during the second quarter of 2021.

Non-supply-chain related services, including loans made by the Company's ASFC financial services subsidiary, combined to generate $1,969,679 in revenue, representing about 6.4% of Peak's revenue during the quarter.

Revenue for Six Months Ended June 30, 2021

On a cumulative basis, the Company generated $44,888,955 in revenue during the first half of 2021, compared to $11,212,899 for the same period in 2020. The revenue growth continues to be paced by demand for the Company's supply chain financing and logistics services, which contributed $41,291,314 to total revenue in the first half of 2021 compared to $7,571,339 for the period in 2020.

Non-supply-chain related services, including loans made by the Company's ASFC financial services subsidiary, combined to account for $3,597,641 in revenue in the first half of 2021, representing about 8% of Peak's revenue during that period.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

Peak Fintech Group Inc. - MD&A, June 30, 2021 Page 6 of 17

	June 30, 2021 (3 months)	June 30, 2020 (3 months)	June 30, 2021 (6 months)	June 30, 2020 (6 months)
	$	$	$	$
Cost of service	27,442,884	5,422,993	39,790,055	7,527,143
Salaries and fringe benefits	692,610	389,120	1,416,469	712,930
Service fees	148,987	138,831	306,638	270,463
Board remuneration	146,302	12,774	270,829	22,343
Royalty	43,902	26,028	74,678	56,901
Consulting fees	118,873	527,285	181,742	853,001
Management fees	14,356	17,987	27,174	39,532
Expected credit loss	(10,647)	254,080	9,246	615,605
Administrative and indirect costs	-	1,717	-	237,828
Professional fees	581,227	130,133	912,882	186,535
Public relations and press releases	134,987	27,800	256,480	51,904
Office supplies, software and utilities	58,272	49,517	88,486	102,311
Lease expenses	11,247	11,571	22,817	23,104
Depreciation of right-of use- assets	44,749	126,245	113,906	232,998
Impairment	(193,717)	-	(193,717)	-
Insurance	27,277	10,489	42,173	21,778
Finance costs	50,935	260,401	95,768	520,352
Translation & Other	81,576	5,587	120,883	13,937
Travel and entertainment	43,663	35,424	77,666	82,257
Stock exchange and transfer agent costs	62,655	25,338	153,370	36,116
Depreciation of property and equipment	20,965	21,785	43,302	43,154
Expiration of deferred finance cost	-	-	-	353,377
Amortization of intangible assets and financing cost	162,673	82,823	235,808	164,976
Loss (gain) on foreign exchange	7,526	716	(27,852)	11,052
Total expenses before income tax	29,691,302	7,578,644	44,018,803	12,179,597

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Expenses for the Three-Month Ended June 30, 2021

Cost of service expenses related to the Company's supply chain financing bundle amounted to $27,442,884 in the second quarter of 2021 (compared to $5,422,993 in the second quarter of 2020). The ratio of those expenses to the revenue generated from the supply chain financing service bundle was reduced by 10.3% from Q2-2020 to Q2-2021. This trend is expected to continue as more services related to the supply-chain service bundle previously provided by third parties are provided through the Company's Gold River e-commerce and logistics platform.

Salaries and fringe benefits amounted to $692,610 for the three-month period ended June 30, 2021 ($389,120 for the same period in 2020). Except for the Company's CEO, CFO, Director of Marketing and Communication and the administrative employees at its head office, all salaries are paid out to employees working for the Company's subsidiaries in China. The increase in salary expenses for the period is attributable to base salary adjustments for key employees in the fourth quarter of 2020, increases in annual bonus provisions, the hiring of new employees in the quarter and the creation of new subsidiaries in China. Share-based remuneration, which is included within this caption, amounted to $190,577 in the second quarter of 2021 compared to $44,461 in the same period of 2020. The increase is mostly attributable to the fair market value of stock options calculated with the Black-Scholes model that is directly correlated with the market price of the Company's common shares. In October 2020, stock options were issued at a time when the market price of the Company's common shares was historically higher than at the time of previous stock option issuances made by the Company.

Service fees related to consulting and business development services provided to the Company's subsidiaries by third-party companies amounted to $148,987 for the three-month period ended June 30, 2021, compared to $138,831 for the corresponding period of 2020. The increase is attributable to the fees payable related to the development of new modules in the period.

Royalty expenses of $43,902 for the second quarter of 2021, compared to 26,028 for the same period in 2020, relate to royalty on software payable to Canadian software company Cubeler Inc., a related company. The royalty expenses are calculated on revenue primarily generated by the sales of report by the Company.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $146,302 in the second quarter of 2021 compared to $12,774 for the same period in 2020. Within that caption, share-based expenses amounted to $109,580 in the second quarter of 2021 ($12,774 in Q2-20). The increase is attributable to the nomination of two new board members with granting of options in the third quarter of 2020 and first quarter of 2021 and increases in the Company's market share price that have an overall effect on the fair value expense of the stock options granted by the Company.

Consulting fees totalling $118,873 incurred during the three-month period ended June 30, 2021 ($527,285 for the same period in 2020), mainly relate to corporate strategic financing consulting fees. The reduction in expense between 2021 and 2020 is attributable to special strategic market awareness efforts made by the Company in 2020, which were paid for mostly through the issuance of Company shares. Share-based remuneration expenses related to consultants amounted to $95,060 in the second quarter of 2021 compared to $14,785 for the same period of fiscal 2020. The increase in share base consulting remuneration in 2021 is explained by the hiring of a US based investor relations firm in late March, 2021 in anticipation of the Company listing on the NASDAQ stock exchange.

Management fees of $14,356 for the three-month period ended June 30, 2021, relate to services rendered to the Company in Canada and to its subsidiaries in China (compared to $17,987 for the same period in 2020). The share-based portion of the management fees amounted to Nil in the second quarter of fiscal 2021 compared to $6,269 for the same period of 2020.

Professional fees such as audit fees, legal fees and human resources consulting totalled $581,227 in the second quarter of 2021 (compared to $130,133 for the same period in 2020). The increase is mainly due to additional legal fees incurred in Canada relating to listing upgrades in Canada and USA, increases in audit fees following the growth of the Company, fees related to professional advice and evaluation services regarding contemplated acquisitions and expenses related to human resource consulting for hiring new resources.

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Public relations and press releases expenses amounted to $134,987 in the second quarter of 2021 compared to $27,800 in the same period of 2020. The increase is mainly due to a new agreement with an investor relations firm for the US market and other initiatives to increase the Company's presence in Canada and in the US financial market.

Stock exchange and transfer agent expenses were $62,655 for the second quarter of 2021 compared to $25,338 in the same period of 2020. The increase is mainly due to costs related to the Company's initiative for listing on a US stock exchange and associated costs.

Depreciation of right-of use assets of $44,749 in the second period of 2021 (compared to $126,245 for the same period of 2020) follows the adoption of IFRS 16 on January 1, 2020, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs amounted to $50,935 for the three-month period ended June 30, 2021, compared to $260,401 for the same period in 2020. The decrease in interest and accretion expense is mainly explained by the outstanding debenture expenses in 2020 which amounted to $213,482 in the second quarter of 2020 compared to $6,630 for the same period in 2021.

Expected credit gain of $10,647, for the three-month period ended June 30, 2021 (compared to a loss of $254,080 for the same period in fiscal 2020) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 5 of the Company's Condensed Interim Consolidated Financial Statements for the three and six-month periods ended June 30, 2021. The reversal of expense is attributed to the strategic change in loan portfolio from auto loan to real estate and guaranteed commercial credit loans during the last 12 months. Real estate and commercial credit loans require a lower ECL provision as they have a lower risk profile.

Travel and entertainment expenses amounted to $43,663 in the second quarter of 2021 compared to $35,424 for the same period in 2020. These expenses are mainly attributed to travel expenses incurred by the Company's Chinese management related to business development initiatives and operations in China. It is to be noted that the Covid-19 pandemic situation has prevented members of the Company's Canadian management team to travel to China as they would normally be expected to do throughout the year.

Amortization of intangible assets amounted to $155,948 for the three-month period ended June 30, 2021, compared to $82,475 for the same period in 2020. This increase is due to the amortization of the continuous capitalized cost on platform improvements in China (Business Hub, Gold River and others).

Reversal of impairment loss of $193,717 represents the recapitalization of the original unappreciated Gold River platform impaired in the third quarter of 2019. The relaunch of the platform in the first quarter of 2021 followed by strong revenue contributions in the second quarter of 2021 support this recapitalization.

The Company reported, in other comprehensive income, a currency translation adjustment gain of $325,829 for the three-month ended June 30, 2021 (compared to a loss of $809,770 for the same period in 2020) reflecting the appreciation of the Chinese renminbi against the Canadian Dollar during the period. This adjustment represents a theoretical gain that would only be realized in the event of a material transaction involving the underlying assets to which the gain is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Expenses for the Six-Month Ended June 30, 2021

Cost of service expenses related to the Company's supply chain financing bundle amounted to $39,790,055 for the first half of 2021 (compared to $7,527,143 for the same period in 2020).

Salaries and fringe benefits amounted to $1,416,469 for the six-month period ended June 30, 2021 ($712,930 for the same period in 2020).  Share-based remuneration which is included within this caption, amounted to $379,801 in the first half of 2021 compared to $78,269 for the same period in 2020.

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Service fees related to consulting and business development services provided to the Company's subsidiaries by third-party companies amounted to $306,638 for the six-month period ended June 30, 2021, compared to $270,463 for the corresponding period of 2020.

Royalty expenses of $74,678 for the first six months of 2021 ($56,901 for the same period in 2020) relate to royalty on software payable to Canadian software company Cubeler Inc., a related company.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $270,829 in the first two quarters of 2021 compared to $22,343 for the same period in 2020. Within that caption, share-based expenses amounted to $220,357 in the first half of fiscal 2021 ($22,343 in first half in 2020).

Consulting fees totalling $181,742 incurred during the six-month period ended June 30, 2021 ($853,001 for the same period in 2020), mainly relate to corporate strategic financing consulting fees. Share-based remuneration expenses related to consultants amounted to $139,749 in the first two quarters of 2021 compared to $33,289 for the same period of fiscal 2020.

Management fees of $27,174 for the first six-month period ended June 30, 2021, relate to services rendered to the Company in Canada and to its subsidiaries in China (compared to $39,532 for the same period in 2020). The share-based portion of the management fees amounted to Nil in the first two quarters of fiscal 2021 compared to $13,588 for the same period of 2020.

Professional fees such as audit fees, legal fees and human resources consulting totalled $912,882 for the first six-month of 2021 (compared to $186,535 for the same period in 2020).

Public relations and press releases expenses amounted to $256,480 for the first two quarters of 2021 compared to $51,904 in the same period of 2020.

Stock exchange and transfer agent expenses were $153,370 for the first half of 2021 compared to $36,116 in the same period of 2020.

Administrative and indirect expenses were nil in the first half of 2021 (compared to $237,828 for the same period of 2020). Those expenses relate to administrative support expenses and other indirect costs incurred by the Company's ASFC subsidiary in China. ASFC incurred nonrecurring support expense in the first half of 2020.

Depreciation of right-of use assets of $113,906 in the first six months of 2021 (compared to $232,998 for the same period of fiscal 2020) follows the adoption of IFRS 16 on January 1, 2020 and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs amounted to $95,768 for the six-month period ended June 30, 2021, compared to $520,352 for the same period in 2020. The decrease in interest and accretion expense is mainly explained by the outstanding debenture expenses in 2020 which amounted to $420,053 in the first half of 2020 compared to $13,887 for the same period in 2021.

Expected credit loss of $9,246 for the six-month period ended June 30, 2021 ($615,605 for the same period in 2020) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 5 of the Company's Condensed Interim Consolidated Financial Statements for the three and six-month periods ended June 30, 2021.

Travel and entertainment expenses amounted to $77,666 in the second period of fiscal 2021 compared to $82,257 for the same period in 2020.

Amortization of intangible assets amounted to $222,432 for the six-month period ended June 30, 2021, compared to $164,280 for the same period in 2020.

The Company accounted for a one-time loss on expiration of deferred financing cost of nil in the first half of 2021 ($353,377 in the corresponding period of 2020) following the decision of the Company not to pursue a share subscription facility agreement signed on June 14, 2017, that expired on June 14, 2021. The amount of deferred financing cost of $353,377 represents the residual value of the warrants issued at signing of the agreement less the amortization of previously issued shares during the facility agreement.

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The Company reported, in other comprehensive income, a currency translation adjustment loss of $221,081 for the six-month period ended June 30, 2021 (compared to a gain of $454,451 for the same period in 2020) reflecting the variation of the Chinese renminbi against the Canadian dollar during the period.

Net Results.

The Company made a net profit of $296,071 in the second quarter of 2021 (compared to a net loss of $538,903 in the corresponding period of 2020). For the six-month period ending June 30, 2021, the Company incurred a net loss of $93,631 compared to a net loss of $1,344,598 for the corresponding period of 2020.

Summary of Quarterly Results

	June 30, 2021	June 30, 2020	March 31, 2021	March 31, 2020
	Three months	Three months	Three months	Three months
Revenues	$30,649,179	$7,263,504	$14,239,776	$3,949,395
Expenses (1)	$30,353,108	$7,802,407	$14,629,478	$4,755,090
Net Profit (Loss)	$296,071	($538,903)	($389,702)	($805,695)
Net (loss) profit attributable to:
Non-controlling interest	$315,631	$177,983	$375,928	$87,081
Owners of the parent	($19,560)	($716,886)	($765,630)	($892,776)
Earnings per Share (2)	$0.000	($0.001)	($0.006)	($0.001)

	December 31, 2020	December 31, 2018	September 30, 2020	September 30, 2018
	Three months	Three months	Three months	Three months
Revenues	$16,368,779	$4,357,467	$15,116,369	$4,499,953
Expenses (1)	$19,569,280	$5,457,894	$16,084,781	$5,342,020
Net Pofit (Loss)	($3,200,501)	($1,100,427)	($968,412)	($842,067)
Net (loss) profit attributable to:
Non-controlling interest	$487,831	$390,038	$350,015	$165,756
Owners of the parent	($3,668,332)	($1,490,465)	($1,318,427)	($1,007,822)
Earnings per Share (2)	($0.010)	($0.001)	($0.010)	($0.001)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of August 26, 2021, the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $24,970,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual regular profits for the Company. This is expected to eventually allow the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

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Financing activities before share consolidation of 1 for 2

On July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 2 pre-consolidation shares.

During the six-month period ended June 30, 2021, $25,000 of secured debentures with a conversion price of $0.50 per share were converted into common shares of the Company. The Company therefore issued 50,000 common shares to the debenture holders.

From January 1, 2021, to July 27, 2021, the Company issued 33,351 common shares to settle $50,850 of debt related to services received by the Company.

From January 1, 2021, to July 27, 2021, the Company issued 14,383,464 common shares for total proceeds of $6,100,344 upon the exercise of share purchase warrants.

From January 1, 2021, to July 27, 2021, the Company issued 1,215,000 common shares for total proceeds of $975,000 upon the exercise of share purchase options.

On April 8, 2021, the Company issued the final tranche of 1,022,337 common shares for a total consideration of $403,610 in relation to a business combination.

On July 7, 2021, the Company closed a short-form prospectus financing for gross proceeds of $52,600,000 (Net proceeds of $48,918,000 before related expenses). The Company issue 26,300,000 common shares at a price of $2.00 and 13,149,999 share purchase warrants. The Company also issued 1,841,000 share purchase warrants to agents who helped close the financing. Each warrant entitles the holder to purchase one common share of the Company at a price of $3.50 each for a period of 24 months from the date of issuance.

Financing activities after share consolidation of 1 for 2

On July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 2 pre-consolidation shares.

From July 28, 2021, to August 26, 2021, the Company issued 444,220 common shares upon exercise of warrants.

Capital Stock

The Company's capital stock as of June 30, 2021, was $47,904,690 compared to $39,131,010 as of December 31, 2020. The variation is explained by the common shares issued in connection with, the fair market value of shares issued in lieu of cash payments totalling $50,850, fair market value of warrants exercised of $8,129,647, the final tranche of a business acquisition for $403,610, the fair market value of conversion of debentures for $27,483 and the fair market value of the exercise of options for $162,090.

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Common Shares after share consolidation of 1 for 2

As of August 26, 2021, the Company had 81,066,314 common shares outstanding after a 1 for 2 consolidation of shares on July 27, 2021. The following table summarizes the changes in shares outstanding from March 31, 2011, until August 26, 2021.

Balance outstanding as of March 31, 2021		64,043,143
Date	Description	Number	Cumulative
April 2021	Business acquisition	511,169	64,554,311
April 2021	Exercise of warrants	722,917	65,277,228
May 2021	Exercise of options	7,500	65,284,728
May 2021	Exercise of warrants	690,443	65,975,170
June 2021	Exercise of options	75,000	66,050,170
June 2021	Exercise of warrants	755,000	66,805,170
July 2021	Exercise of options	525,000	67,330,170
July 2021	Exercise of warrants	34,000	67,364,170
July 2021	Prospectus	13,149,999	80,514,169
August 2021	Exercise of warrants	552,145	81,066,314

Share Purchase Options after share consolidation of 1 for 2

As of August 26, 2021, the Company had 4,664,250 common share purchase options outstanding. The following table summarizes the options outstanding as of August 26, 2021.

Balance outstanding as of March 31, 2021			4,431,750
Date of grant	Optionee	Number	Exercise Price	Expiry
May 2021	Employees	10,000	$4.80	13-May-26
May 2021	Exercised	(7,500)	$1.00	N/A
June 2021	Exercised	(75,000)	$1.00	N/A
July 2021	Director	435,000	$4.10	7-Jul-26
July 2021	Employee	45,000	$4.10	7-Jul-26
July 2021	Officer	175,000	$4.10	7-Jul-26
July 2021	Director	175,000	$4.10	7-Jul-26
July 2021	Exercised	(525,000)	$1.70	N/A

Share Purchase Warrants

As of August 26, 2021, the Company had 20,941,447 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of August 26, 2021:

Balance outstanding as of March 31, 2021			9,730,434
Date	Description	Number	Exercise Price	Expiry
April 2021	Exercise of warrants	(50,000)	$1.60	N/A
April 2021	Exercise of warrants	(27,500)	$0.50	N/A
April 2021	Exercise of warrants	(166,667)	$1.22	N/A

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April 2021	Exercise of warrants	(290,000)	$1.14	N/A
April 2021	Exercise of warrants	(188,750)	$1.00	N/A
May 2021	Exercise of warrants	(325,000)	$0.80	N/A
May 2021	Exercise of warrants	(162,500)	$0.50	N/A
May 2021	Exercise of warrants	(200,000)	$1.60	N/A
June 2021	Exercise of warrants	(425,000)	$0.50	N/A
June 2021	Exercise of warrants	(330,000)	$1.60	N/A
July 2021	Exercise of warrants	(30,000)	$0.50	N/A
July 2021	Exercise of warrants	(4,000)	$1.00	N/A
July 2021	Issuance of warrants (1)	13,149,999	$3.50	July 2022
July 2021	Issuance of warrants	920,500	$7.00	July 2022
August 2021	Exercise of warrants	(193,720)	$0.50	N/A
August 2021	Exercise of warrants	(250,000)	$1.50	N/A
August 2021	Exercise of warrants	(500)	$2.00	N/A
August 2021	Exercise of warrants (1)	(215,850)	$7.00	N/A

(1) For this issuance and exercise, two warrants need to be exercised to get one common share

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 19 of the Company's Unaudited Consolidated Financial Statements for the six months period ending June 30, 2021, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of August 26, 2021, the Company has no debentures outstanding.

Escrowed shares

As of August 26, 2021, the Company had no escrowed shares.

Related Party Transactions

Salaries paid to officers and directors amounted to $167,034 in the second quarter of 2021 compared to $97,017 for the same period in fiscal 2020. During the first two quarters of 2021, salaries paid to officers and directors amounted to $308,453 compared to $218,203 for the same period in 2020.

During the three-month period ended June 30, 2021, share-based payments associated with salaries, board members and management fees amounted to $331,262 compared to $60,933 for the same period of 2020. The share-based remuneration for the six-month period ended June 30, 2021, amounted to $643,420 compared to $109,555 for the same period in 2020.

During the period ended June 30, 2021, the Company did not incur any management fees as remuneration to a company held by a director (three-month period ended June 30, 2020: $Nil). The management fees for the six-month period ended June 30, 2021, amount to $Nil (six-month period ended June 30, 2020: $5,775).

During the three-month period ended June 30, 2021, the Company incurred interest expense on debentures from officers of $Nil (three-month period ended June 30, 2020: $200). For the six-month period ended June 30, 2021, interest expense on debentures from officers amounted to $NIL (six-month period ended June 30, 2020: $400).

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During the three-month and six-months period ended June 30, 2021, the Company incurred $43,902 and $74,678 respectively of royalty expense for the usage of the Cubeler software, compared to $26,028 and $56,901 respectively for the same period in 2020.

Related Party - Cubeler Transactions

During the three-month and six-month period ended June 30, 2021, the Company incurred $43,902 and $74,678 respectively of royalty expense for the usage of the Cubeler software, compared to $26,028 and $56,901 respectively for the same period of 2020. Also, at June 30, 2021, a net payables to the same related company, Cubeler Inc., amounted to $127,505 compared to a net advance of $15,782 at the end of June 30, 2020. The advance was payable on demand to the Company at its request. The advance is in the form of a promissory note bearing interest since July 1, 2019, at an annual rate of 8.5%. As security, in the event that the principal and interest is not fully paid on December 16, 2019, by the debtor to the Company, the Company had the option to have the debtor execute and deliver a hypothec on the universality of the present and future movable assets of the debtor to the Company. During the first six months of fiscal 2020, interest was billed to the debtor for an amount of $1,725, there was no such interest charge in 2021 considering the creditor position of the Company during the period. As of June 30, 2020, the Company elected not to put in place the hypothec considering the net payable position remaining.

At June 30, 2021, the advance made by a senior officer to a subsidiary, with no interest payable, was the senior officer and at the end of the second quarter of 2021 the balance remaining totalled was $Nil. ($308,480 at the end of June 30, 2020).

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of August 26, 2021, there were no legal proceedings against the Company.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2020. The Company is exposed to various risks as described in the note 19.3 of the audited Consolidated Financial Statements as of December 31, 2020.

Governance

In order to better equip the Company with the right tools to meet the challenges of the continued growth of its business and to properly pursue its strategic plan, the Company began revamping its corporate governance practices in the fourth quarter of 2020 to bring them to, and maintain them from that point forward to high standards.

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RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings, and should have no material impact on the Company's short-term performance.

Foreign Jurisdiction Risks

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

COVID-19

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2021. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months thanks to a global decline in the proliferation of the virus, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

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August 26, 2021

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

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